

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

18 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



BY COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Entitlement (Notice of Book Closure) - Final Dividend.

2. General Announcement - Twenty-Third Annual General Meeting.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **RESORTS WORLD** on **18-04-2003 10:45:08 AM**
Submitted by **RESORTS WORLD** on **18-04-2003 05:00:38 PM**
Reference No **RW-030418-F1D2E**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Entitlement date :**04-07-2003**
* Entitlement time :**05:00:00 PM**
* Entitlement subject :**Final Dividend**
* Entitlement description

Final Dividend
Period of interest payment : to
Financial Year End :**31-12-2002**
Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements
* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

Payment date :**30-07-2003**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**04-07-2003**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.09**

Remarks
RM0.09 less 28% tax per ordinary share of RM0.50 each.



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **18-04-2003 10:35:16 AM**
Submitted by **RESORTS WORLD** on **18-04-2003 05:00:24 PM**
Reference No **RW-030418-E3610**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD - TWENTY-THIRD ANNUAL GENERAL MEETING

* **Contents :-**

The Board of Directors is pleased to announce that the **Twenty-Third Annual General Meeting** of the Company will be convened and held at **26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur** on **Thursday, 26 June 2003 at 2.30 p.m.** to transact the ordinary business of the Company.

For and on behalf of the Board of Directors
TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman
RESORTS WORLD BHD

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: